                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 8)

                         TippingPoint Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   888011 10 3
                            -------------------------
                                 (CUSIP Number)

                                 James E. Cahill
                         7501B N. Capital of Texas Hwy.
                               Austin, Texas 78731
                                 (512) 681-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 October 2, 2002
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 15 pages)

---------------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

---------------------------------             ----------------------------------

CUSIP No. 888011 10 3                                 Page 2 of 9 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    John F. McHale

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [_]
    TO ITEMS 2(d) or 2(e)
    Not Applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF
    SHARES              1,626,739
                  --------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               0
                  --------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                1,626,739
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,626,739

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.1%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------             ----------------------------------

CUSIP No. 888011 10 3                                 Page 3 of 9 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    Kent A. Savage

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [_]
    TO ITEMS 2(d) or 2(e)
    Not Applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF
    SHARES              291,948
                  --------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               0
                  --------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                291,948
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,948

--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------------             ----------------------------------

CUSIP No. 888011 10 3                                 Page 4 of 9 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
    David S. Lundeen

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)  (a) [_]
                                                                         (b) [_]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [_]
    TO ITEMS 2(d) or 2(e)
    Not Applicable

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

--------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
  NUMBER OF
    SHARES              50,709
                  --------------------------------------------------------------
 BENEFICIALLY       8   SHARED VOTING POWER
   OWNED BY
     EACH               0
                  --------------------------------------------------------------
  REPORTING         9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                50,709
                  --------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    50,709

--------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.0%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN

--------------------------------------------------------------------------------

                                                   SCHEDULE 13D/A

--------------------------------------------------               -----------------------------------------------------
CUSIP No. 888011 10 3                                                              Page 5 of 9 Pages
----------------------------------------------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only).
        Watershed Capital I, L.P.

----------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                             (a) [_]
                                                                                                        (b) [_]

----------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        WC

----------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  ITEMS 2(d) or 2(e)            [_]
        Not Applicable

----------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        USA

----------------------------------------------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
 NUMBER OF
  SHARES                 324,868
                ------------------------------------------------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
  OWNED BY
    EACH                 0
                ------------------------------------------------------------------------------------------------------
 REPORTING          9    SOLE DISPOSITIVE POWER
  PERSON
   WITH                  324,868
                ------------------------------------------------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    324,868

----------------------------------------------------------------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                  [_]
----------------------------------------------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.2%

----------------------------------------------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    PN

----------------------------------------------------------------------------------------------------------------------

ITEM 2.    IDENTITY AND BACKGROUND

The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

     (a) This statement is being jointly filed by each of the following persons: John F. McHale ("Mr. McHale"), Kent A. Savage ("Mr. Savage"), David S. Lundeen ("Mr. Lundeen"), and Watershed Capital I, L.P. ("Watershed"). Messrs. McHale, Savage and Lundeen, and Watershed are collectively referred to herein as the "Reporting Persons," or individually as a "Reporting Person."

     (d) Appendix A, which is incorporated herein by reference, sets forth the following information with respect to each Reporting Person and anyone with whom a Reporting Person shares voting or dispositive power with respect to his or its Common Stock: (i) name, (ii) residence or business address, (iii) present principal occupation or employment, (iv) principal business and address of any corporation or other organization in which such employment is conducted, and (v) citizenship.

ITEM 4.    PURPOSE OF TRANSACTION

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 3, 2002, the Issuer, on behalf of Mr. McHale, delivered letters to each of the other Reporting Persons, releasing each such member of the Buyout Group from their obligations under the MBO Member Agreement executed by such Reporting Person. As a result of the termination of the MBO Member Agreements, the Buyout Group was dissolved. However, all of the Reporting Persons other than Kenneth A. Kalinoski ("Mr. Kalinoski") agreed to continue to report their holdings in the Common Stock of the Issuer pursuant to this Statement. Mr Kalinoski, therefore, is no longer a Reporting Person.

The Reporting Persons do not have any present plans or proposals that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 on Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

The response set forth in Item 5 is hereby amended and supplemented as follows:

As of the filing date of this Amendment No. 8 to Schedule 13D ("Filing Date"), Mr. McHale beneficially owns 1,626,739 shares of Common Stock of the Issuer. Mr. McHale's 1,626,739 shares include: (i) 1,588,891 shares held by Mr. McHale individually, and (ii) an aggregate of 37,848 shares held in trust for the benefit of family members of Mr. McHale; and exclude: (i) 118,267 shares, all or a portion of which Mr. McHale is obligated to purchase from Mr. Savage and Savage Interest, L.P. on March 3, 2004 pursuant to the September Stock Purchase Agreement, which shares are pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P.

pursuant to the $887,000 Pledge Agreement and Note, and (ii) 285,947 shares pledged to Mr. McHale by Mr. Savage and Savage Interests, L.P. pursuant to the $500,000 Pledge Agreement and Note. Mr. McHale's 1,626,739 shares of Common Stock represent approximately 31.1% of the issued and outstanding shares of Common Stock of the Issuer as of the Filing Date. Mr. McHale has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

As of the Filing Date, Mr. Lundeen beneficially owns 50,709 shares of Common Stock of the Issuer. Mr. Lundeen's 50,709 shares exclude 324,868 shares held directly by Watershed Capital I, L.P. ("Watershed") with respect to which Mr. Lundeen disclaims beneficial ownership (Mr. Lundeen is a member of the general partner of the general partner of Watershed). Mr. Lundeen's 50,709 shares of Common Stock represent approximately 1.0% of the issued and outstanding shares of Common Stock of the Issuer as of the Filling Date. Mr. Lundeen has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the Common Stock of which he is the beneficial owner.

Each of the Reporting Persons agreed to participate as a member of the Buyout Group, and each of the Reporting Persons other than Mr. Kalinoski have agreed to continue to report their holdings of the Common Stock pursuant to this Statement. The filing of this Statement shall not, however, be construed as an admission that any Reporting Person is, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of the shares covered by this Statement. The aggregate beneficial ownership of the Reporting Persons is 43.9% of the outstanding shares of Common Stock of the Issuer.

The determination of percent beneficial ownership of Common Stock is based upon there being 4,067,517 shares of Common Stock issued and outstanding as of the latest Quarterly Report filed with the Commission by the Issuer, plus the 1,158,098 shares of Common Stock issued pursuant to the Private Placement Agreement described in Item 6 below.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 4, each of the Reporting Persons other than Mr. McHale have been released from their obligations under the Buyout Group Agreement.

On October 2, 2002, Mr. McHale, Mr. Lundeen and certain other investors entered into a Stock Purchase Agreement with the Issuer (the "Private Placement Agreement"), pursuant to which, on October 2, 2002, the Issuer issued and sold to the investors 1,158,098 aggregate shares of the Common Stock, for a purchase price of $8.64 per share. Mr. McHale purchased 268,518 shares of the Common Stock and Mr. Lundeen purchased 23,842 shares of the Common Stock pursuant to the Private Placement Agreement.

On October 2, 2002, the Issuer and the investors also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to prepare, file and seek the effectiveness of a registration statement covering the resale of the Common Stock purchased pursuant to the Private Placement Agreement upon the request of the holders of at least 25% of those shares, or a registration statement on Form S-3, if available, upon the request of the holders of at least 13% of the Shares, at least three months after the date of the Private Placement Agreement. The Registration Rights Agreement also provides that the investors will have "piggyback" registration rights include those shares in any registration statement the Issuer files in connection with a public offering of its securities by the Issuer solely for cash, subject to certain limitations described therein.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

The response set forth in Item 7 is hereby amended and supplemented as follows:

Exhibit 99.28 Stock Purchase Agreement by and among the Issuer and certain investors dated October 2, 2002.

Exhibit 99.29 Registration Rights Agreement by and among the Issuer and certain investors dated October 2, 2002.

                                   SIGNATURES

After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Statement is true, complete and correct.

Pursuant to the requirements of the Act, this Amendment No. 8 to Schedule 13D has been signed by the following persons on October 4, 2002.



                                    By:   /s/ JOHN F. MCHALE
                                         ---------------------------------------
                                          John F. McHale

                                    By:   *
                                         ---------------------------------------
                                          Kent A. Savage

                                    By:   *
                                         ---------------------------------------
                                          David S. Lundeen

                                    WATERSHED CAPITAL I, L.P.

                                    By:  Watershed Capital G.P. I, L.P.,
                                         its general partner
                                         By: Watershed Capital GP I, L.L.C,
                                             its general partner

                                         By: *
                                            ------------------------------------
                                            David S. Lundeen, Managing Member

                                    *    By: /s/ JOHN F. MCHALE
                                            ------------------------------------
                                            Attorney-in-Fact

                                   APPENDIX A

-----------------------------------------------------------------------------------------------------------------
Name                         Occupation                            Business or Residence             Citizenship
                                                                   Address
-----------------------------------------------------------------------------------------------------------------
John F. McHale               Chairman and Chief Executive          7501B N. Capital of Texas Hwy.    USA
                             Officer of TippingPoint               Austin, TX 78731
                             Technologies, Inc.
-----------------------------------------------------------------------------------------------------------------
Kent A. Savage               Chief Sales and Marketing Officer     7501B N. Capital of Texas Hwy.    USA
                             of TippingPoint Technologies, Inc.    Austin, TX 78731
-----------------------------------------------------------------------------------------------------------------
David S. Lundeen             Private Equity Investor; Director     7000 Bee Caves Road, Suite 250    USA
                             of TippingPoint Technologies, Inc.    Austin, TX 78753
-----------------------------------------------------------------------------------------------------------------
Watershed Capital I, L.P.    Private Equity Investor               7000 Bee Caves Road, Suite 250    USA
                                                                   Austin, TX 78753
-----------------------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

Exhibit 99.28 Stock Purchase Agreement by and between the Issuer and certain investors dated October 1, 2002 (filed as Exhibit 5.1 to the Issuer's Current Report on Form 8-K filed October 4, 2002, and incorporated herein by reference).

Exhibit 99.29 Registration Rights Agreement by and between the Issuer and certain investors dated October 1, 2002 (filed as Exhibit 5.2 to the Issuer's Current Report on Form 8-K filed October 4, 2002, and incorporated herein by reference).